UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2 (b)

(Amendment No. 1)

Markforged Holding Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

57064N102

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57064N102	13G

1.	Name of Reporting Persons Matrix Partners IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 28,495,912 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 28,495,912 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,495,912 (1)(2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 14.4% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

All such securities are held of record by Matrix IX (as defined in Item 2(a) of the Original Schedule 13G (as defined in the Introductory Note below)). Matrix IX Management (as defined in Item 2(a) of the Original Schedule 13G) is the general partner of Matrix IX. Mr. Rodriguez (as defined in Item 2(a) of the Original Schedule 13G), a member of the Issuer’s board of directors, is a managing member of Matrix IX Management and has sole voting, investment and dispositive power with respect to these securities.

(3)

Excludes 2,576,215 Earnout Shares that will be released from escrow upon certain conditions set forth in the Merger Agreement (as defined in the Original Schedule 13G). Any shares not eligible to be released within five years of the closing date, July 14, 2021, will be forfeited and cancelled.

(2)

Based on 198,415,076 shares of the Issuer’s Common Stock outstanding as of November 13, 2023, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2023, filed with the United States Securities and Exchange Commission (the “Commission”) on November 13, 2023 (the “Form 10-Q”).

CUSIP No. 57064N102	13G

1.	Name of Reporting Persons Matrix IX Management Co., L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 28,495,912 (1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 28,495,912 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,495,912 (1)(2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 14.4% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)

All such securities are held of record by Matrix IX. Matrix IX Management is the general partner of Matrix IX. Mr. Rodriguez, a member of the Issuer’s board of directors, is a managing member of Matrix IX Management and has sole voting, investment and dispositive power with respect to these securities.

(2)

Excludes 2,576,215 Earnout Shares that will be released from escrow upon certain conditions set forth in the Merger Agreement. Any shares not eligible to be released within five years of the closing date, July 14, 2021, will be forfeited and cancelled.

(3)	Based on 198,415,076 shares of the Issuer’s Common Stock outstanding as of November 13, 2023, as set forth in the Form 10-Q.

CUSIP No. 57064N102	13G

1.	Name of Reporting Persons Antonio Rodriguez
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 29,987,982 (1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 29,987,982 (1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,987,982 (1)(2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 15.1% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 28,495,912 securities held of record by Matrix IX, (ii) 1,424,197 securities held by Weston & Co. IX LLC and (iii) 67,873 securities held directly by Mr. Rodriguez. Matrix IX Management is the general partner of Matrix IX. Mr. Rodriguez, a member of the Issuer’s board of directors, is a managing member of Matrix IX Management and has sole voting, investment and dispositive power with respect to the securities held by Matrix IX. By virtue of Mr. Rodriguez’s relationship with Matrix IX Management, he also has sole voting, investment and dispositive power with respect to the securities held by Weston & Co. IX LLC.

(2)

Excludes (i) 2,576,215 Earnout Shares held of record by Matrix IX and (ii) 128,755 Earnout Shares held of record by Weston & Co. IX LLC that will be released from escrow upon certain conditions set forth in the Merger Agreement. Any shares not eligible to be released within five years of the closing date, July 14, 2021, will be forfeited and cancelled.

(3)	Based on 198,415,076 shares of the Issuer’s Common Stock outstanding as of November 13, 2023, as set forth in the Form 10-Q.

Introductory Note: This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the Commission on July 14, 2021 (the “Original Schedule 13G”). Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 1(b). Address of Issuer’s Principal Executive Offices:

60 Tower Road

Waltham, MA 02451

Item 4. Ownership.

(a) Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person. Matrix IX is the record owner of the 28,495,912 shares of Common Stock (the “Matrix IX Shares”). As the general partner of Matrix IX, Matrix IX Management may be deemed to beneficially own the Matrix IX Shares. As a managing member of Matrix IX Management, Mr. Rodriguez may also be deemed to be beneficially own the Matrix IX Shares. Excludes 2,576,215 Earnout Shares that will be released from escrow upon certain conditions set forth in the Merger Agreement.*

(b) Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See	Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of his or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2024

MATRIX PARTNERS IX, L.P.

By:	Matrix IX Management Co., L.L.C.
Its:	General Partner

By:	/s/Antonio L. Rodriguez
Antonio L. Rodriguez Managing Member

MATRIX IX MANAGEMENT CO., L.L.C.

By:	/s/Antonio L. Rodriguez
Antonio L. Rodriguez Managing Member

ANTONIO RODRIGUEZ

/s/Antonio L. Rodriguez